

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Ofir Zimmerman
Chief Financial Officer
Brenmiller Energy Ltd.
13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel

> **Re: Brenmiller Energy Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted on May 8, 2023**
> **CIK 1901215**

Dear Ofir Zimmerman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Victorson